Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                We have issued our report dated March 12, 2002 (except for Note 17 as to which the date is April 23, 2002) accompanying the consolidated financial statements and schedule included in the Annual Report of Paper Warehouse, Inc. and Subsidiaries on Form 10-K for the year ended February 1, 2002, which report expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to an uncertainty regarding the Company's ability to continue as a going concern.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Paper Warehouse, Inc. and subsidiaries on Forms S-8 (No. 333-36064, No. 333-36066, No. 333-43358) and Form S-3 (No. 333-44944).

/s/ Grant Thornton LLP

Minneapolis, Minnesota

April 25, 2002